UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of July 7, 2003

Commission File Number: 000-31092

MEDICURE INC.
(Translation of registrant’s name into English)

4-1200 Waverley Street
Winnipeg, MB Canada R3T 0P4
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

Press Releases

1)	Press Release - Dated January 9th, 2003
2)	Press Release - Dated January 10th, 2003
3)	Press Release - Dated January 14th, 2003
4)	Press Release - Dated January 29th, 2003
5)	Press Release - Dated Febuary 26th, 2003
6)	Press Release - Dated March 20th, 2003
7)	Press Release - Dated March 28th, 2003
8)	Press Release - Dated March 31st, 2003
9)	Press Release - Dated April 3rd, 2003
10)	Press Release - Dated May 1st, 2003
11)	Press Release - Dated June 2nd, 2003
12)	Press Release - Dated June 4th, 2003
13)	Press Release - Dated June 9th, 2003
14)	Press Release - Dated June 13th, 2003
15)	Press Release - Dated June 26th, 2003

Confirmation of Mailings

16)	Confirmation of Mailing for Second Quarter ended November 30, 2002
17)	Confirmation of Mailing for Third Quarter ended February 28, 2003

Interim Financial Statements

18)	Interim Financial Statements for Second Quarter Ended November 30, 2002
19)	Interim Financial Statements for Third Quarter Ended February 28, 2003

Other Disclosure

20)	Form 13-502F1 - Annual Participation Fee For Reporting Issuers
21)	Material Change Report - Dated June 26, 2003
22)	Form 45-102F2 - Resale of Securities - Dated July 4th, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicure Inc.

By:

Dr. Albert D. Friesen
President & CEO

Date: July 8, 2003

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure To Host Conference Call On
Phase II Clinical Study Results

WINNIPEG, Manitoba – (January 9, 2003) – Medicure Inc. (TSX: MPH), a cardiovascular drug discovery and development company is pleased to announce that it will host a Conference Call on Tuesday, January 14, 2003, to discuss its recently concluded MEND-1 Phase II clinical study, which was managed by the Duke Clinical Research Institute in Durham, North Carolina.

A News Release will be issued in the morning of January 14, 2003, with the Conference Call taking place at 3 p.m. Eastern Standard Time.

Participating in the Conference Call from Medicure’s senior management group will be Dr. Albert D. Friesen, PhD., Chairman and Chief Executive Officer, Derek Reimer, Chief Financial Officer, Dawson Reimer, Director of Business Development and Dr. Karl-Gunnar Hidinger, Vice-President, Clinical Development. Also taking part in the call will be Dr. Robert Harrington, Director, Cardiovascular Clinical Trials at the Duke Clinical Research Institute, Duke University in Durham, North Carolina,

The Conference Call will feature presentations by Drs. Friesen, Harrington and Hidinger, and will be followed by a question and answer session.

SUMMARY

Date of Conference Call:	Tuesday, January 14, 2003

Time of Call:	3 p.m. Eastern Standard Time

Dial-in Numbers for	1-800-461-2816 (Toll Free)
Participants	416-695-5261 (Toronto area participants)

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer
Chief Financial Officer
Medicure Inc.
888-435-2220
204-488-9823 fax
info@medicureinc.com
www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure Hires Investor Relations Professional, Unveils
Enhanced Corporate Website

WINNIPEG, Manitoba – (January 10, 2003) – Medicure Inc. (TSX: MPH), a cardiovascular drug discovery and development company is pleased to announce two significant initiatives in its continuing effort to strengthen and enhance the Company’s corporate image and the relationships with shareholders, potential investors, business partners and the larger communities in which it operates.

Effective December 1, 2002, Medicure hired Don Bain as Director of Investor Relations, to oversee the Company’s Investor Relations and Corporate Communications initiatives, and effective today, Medicure has launched its newly revamped and upgraded website – www.medicureinc.com

Mr. Bain is fully committed to work implementing a very strong and proactive Investor Relations and Corporate Communications Program on behalf of Medicure, including developing and maintaining strong relations with the Company’s shareholders, the financial community and the business and trade media.

Mr. Bain has many years’ experience in Investor Relations, Financial and Corporate Communications. His extensive background includes nearly four years as Director of Communications and Investor Relations at CanWest Global Communications Corp. (TSX: CGS.A and NYSE: CWG), operating his own Investor Relations and Communications firm in Winnipeg, and holding the position of Vice-President, Investor Relations and Corporate Communications at a Toronto-based consulting firm. During his years as an Investor Relations and Communications consultant, Bain has worked with publicly traded and privately-held companies encompassing a variety of industry sectors including, biotech, oil and gas, retail, manufacturing, real estate, high tech and printing.

Commenting on the appointment, Medicure Chairman and Chief Executive Officer, Albert D. Friesen, PhD, said: “We are delighted to have someone with Don’s background and experience join Medicure. He will play an integral role in further developing the important area of Investor Relations and implementing some key initiatives on our behalf.”

Bain stated that he was excited about the opportunity and the outstanding upside that Medicure presents: “It is clear that Medicure is rapidly becoming recognized as a ‘major player’ in the biotech and life sciences sector.

“I am looking forward to working with the Medicure team in developing and implementing, a comprehensive and effective Investor Relations, Public Relations and corporate Communications strategy that will raise Medicure’s profile with the investment community, and fully inform potential investors of the Company’s many investment strengths,” he added.

Medicure’s revitalization and enhancement of its corporate website represents another major step in the Company’s efforts to further enhance shareholder communications and augment its position in the biotech industry. The new website has been designed to provide the latest and most detailed information about the Company, its current and future initiatives, background on key members of the management team the Board of Directors and the Scientific Advisory Board and other related investor information.

The new website features an easy-to-read style, upgraded graphics and current stock and share price information. Specific highlights include:

  An enhanced section devoted to existing and potential investors, including stock information, regulatory filings, and investor presentations and conference calls;
  Easy-to-understand technical information regarding the Company’s research projects, clinical progress and technology platform;
  Detailed information about the Company’s lead product, MC-1, clinical trial results and the Drug Development Program.

“Medicure has always made it a priority to build and maintain strong personal and professional relationships with the Company’s shareholders, the financial sector, strategic partners, key media contacts and members of the community,” said Dr. Friesen. “Our new website is an excellent source of current information about our company, as well as a showcase of our achievements. The new website does not replace the need, and more importantly, our desire to maintain one-on-one contact with our stakeholders. Rather, we see the site complementing our overall IR activities and performing the vital function of enabling immediate access to, and transfer of, a broad range of important information about Medicure.”

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations
Medicure Inc.	Medicure Inc.
888-435-2220	888-435-2220
204-488-9823 fax	204-488-9823 fax
info@medicureinc.com	dbain@medicureinc.com
www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure Announces Positive Results From Phase II Trial On MC-1

WINNIPEG, MANITOBA (January 14, 2003) – Medicure Inc. (TSX: MPH), a cardiovascular biotechnology company, today announced positive results with treatment from its lead compound MC-1 in the recently completed Phase II MEND-1 clinical study managed by the Duke Clinical Research Institute (DCRI) in Durham, North Carolina.

Both the primary and secondary endpoints of the Phase II MEND-1 study were met. The primary endpoint of the trial was infarct size (area of the heart that is damaged) during the procedure as determined by the release of the amount of the marker cardiac enzyme, CK-MB, over 24 hours following percutaneous coronary intervention (PCI). Improvement was also shown in certain secondary endpoints, including myocardial ischemia measured by continuous ST-segment electrocardiographic monitoring, peak periprocedural CK-MB through 24 hours and clinical tolerability and safety.

The Phase II trial was an investigation of the cardioprotective effects of MC-1 in mitigating damage caused by ischemia and ischemic reperfusion in heart disease patients undergoing angioplasty.

“The results from this clinical trial met and exceeded our expectations,” stated Albert D. Friesen, PhD, Medicure President and CEO. “They showed that MC-1 reduces ischemic heart damage following angioplasty and demonstrated MC-1’s potential to be an effective drug for the treatment of ischemia and ischemic reperfusion injury. MC-1 is a new class of drug and the Phase II results provide a solid base for further clinical trials in this and other cardiovascular conditions.”

MEND –1 was a randomized, placebo-controlled, blinded study, which evaluated the extent of damage to the heart muscle following elective PCI in 60 high risk patients at increased risk for cardiac damage. Damage to the heart was assessed by quantifying the release of the cardiac enzyme CK-MB, commonly used to diagnose myocardial infarct (heart attack). Treatment with MC-1 reduced the release of CK-MB following PCI.

“MC-1 represents a significant opportunity to improve the lives of many individuals suffering from cardiovascular disease,” stated Dr. Friesen. “These results support our belief that MC-1 could provide hope for many victims of such debilitating and inadequately treated interventions and conditions as angioplasty, coronary artery bypass graft and acute myocardial infarction. This trial also showed that MC-1 was safe in heart patients when taken in conjunction with other drugs.”

Ischemia and ischemic reperfusion affect millions of people in the Western World. It is estimated that more than 1 million angioplasty procedures are performed each year in North America. In addition, approximately 7.3 million North Americans suffer an Acute Myocardial Infarction annually, while another 6.2 million suffer from angina. Cardiovascular disorders continue to be the number one cause of death in the Western world. More than 60 million North Americans are affected by some form of cardiovascular disease or stroke.

The MEND-1 clinical study was managed by the Duke Clinical Research Institute (DCRI) in Durham, North Carolina, a recognized leader in cardiovascular clinical trials, clinical drug research and the evaluation of novel therapeutics. Dr. Robert A. Harrington, MD, F.A.C.C., is the Director of Cardiovascular Clinical Trials at DCRI, and he oversaw the MEND-1 clinical study. Dr. Harrington also is an Associate Professor of Medicine at Duke University Medical Center.

MEND-1 was conducted at four cardiac centers in Canada and the United States under the direction of Principal Investigator, Dr. James E. Tcheng. MD, F.A.C.C., Associate Professor of Medicine, Duke University Medical Center. Dr. Tcheng is an internationally regarded leader in interventional cardiology and clinical trials.

“The need to find agents that can reduce or eliminate myocardial injury during PCI, coronary artery bypass surgery or as a consequence of acute myocardial infarction is immense,” stated Dr. Tcheng. “These results strongly support Medicure moving forward to evaluate MC-1 in pivotal, large scale clinical trials.”

Regarding the results, Dr. Paul Armstrong, MD, Chair of Medicure’s Scientific Advisory Board and Professor of Cardiology, Department of Medicine, University of Alberta said: “This clinical trial has provided an important positive signal for Medicure’s lead compound and demonstrated its ability to identify and develop important drugs in the cardiovascular field. It is a clear indication that Medicure has a promising drug candidate that has potential application in a variety of unmet areas amongst common coronary heart problems. I look forward to helping move this and other initiatives forward.”

The full results from the Phase II clinical study will be presented by Dr. Tcheng in connection with the Annual Meeting of the American College of Cardiology in Chicago, March 30-April 2, 2003.

The success achieved through this clinical trial represents a major high point for Medicure, noted Dr. Friesen: “We are optimistic that these results will be positively viewed by prospective partners.”

Dr. Friesen also stated that the success of the Phase II trial is a “reflection of the expertise, commitment and dedication of Dr. Harrington and his team of scientists at the DCRI, and the Medicure staff.”

Medicure’s research and development investment into MC-1’s cardioprotective effect was initiated by Company co-founder, Dr. Naranjan Dhalla, PhD., Director, Institute of Cardiovascular Sciences, a world-renowned cardiovascular researcher.

Notification of Conference Call
Date: TUESDAY, JANUARY 14, 2003
Time: 3:00 P.M., EASTERN STANDARD TIME
Telephone Access: 1-877-461-2816 OR, 416-695-5261

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Don Bain
Director, Investor Relations
Medicure Inc.
Tel. 888-435-2220
Fax 204-488-9823
dbain@medicureinc.com
www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure Announces Positive Results From Phase II Trial On MC-1

WINNIPEG, MANITOBA (January 14, 2003) – Medicure Inc. (TSX: MPH), a cardiovascular biotechnology company, today announced positive results with treatment from its lead compound MC-1 in the recently completed Phase II MEND-1 clinical study managed by the Duke Clinical Research Institute (DCRI) in Durham, North Carolina.

Both the primary and secondary endpoints of the Phase II MEND-1 study were met. The primary endpoint of the trial was infarct size (area of the heart that is damaged) during the procedure as determined by the release of the amount of the marker cardiac enzyme, CK-MB, over 24 hours following percutaneous coronary intervention (PCI). Improvement was also shown in certain secondary endpoints, including myocardial ischemia measured by continuous ST-segment electrocardiographic monitoring, peak periprocedural CK-MB through 24 hours and clinical tolerability and safety.

The Phase II trial was an investigation of the cardioprotective effects of MC-1 in mitigating damage caused by ischemia and ischemic reperfusion in heart disease patients undergoing angioplasty.

“The results from this clinical trial met and exceeded our expectations,” stated Albert D. Friesen, PhD, Medicure President and CEO. “They showed that MC-1 reduces ischemic heart damage following angioplasty and demonstrated MC-1’s potential to be an effective drug for the treatment of ischemia and ischemic reperfusion injury. MC-1 is a new class of drug and the Phase II results provide a solid base for further clinical trials in this and other cardiovascular conditions.”

MEND –1 was a randomized, placebo-controlled, blinded study, which evaluated the extent of damage to the heart muscle following elective PCI in 60 high risk patients at increased risk for cardiac damage. Damage to the heart was assessed by quantifying the release of the cardiac enzyme CK-MB, commonly used to diagnose myocardial infarct (heart attack). Treatment with MC-1 reduced the release of CK-MB following PCI.

“MC-1 represents a significant opportunity to improve the lives of many individuals suffering from cardiovascular disease,” stated Dr. Friesen. “These results support our belief that MC-1 could provide hope for many victims of such debilitating and inadequately treated interventions and conditions as angioplasty, coronary artery bypass graft and acute myocardial infarction. This trial also showed that MC-1 was safe in heart patients when taken in conjunction with other drugs.”

Ischemia and ischemic reperfusion affect millions of people in the Western World. It is estimated that more than 1 million angioplasty procedures are performed each year in North America. In addition, approximately 7.3 million North Americans suffer an Acute Myocardial Infarction annually, while another 6.2 million suffer from angina. Cardiovascular disorders continue to be the number one cause of death in the Western world. More than 60 million North Americans are affected by some form of cardiovascular disease or stroke.

The MEND-1 clinical study was managed by the Duke Clinical Research Institute (DCRI) in Durham, North Carolina, a recognized leader in cardiovascular clinical trials, clinical drug research and the evaluation of novel therapeutics. Dr. Robert A. Harrington, MD, F.A.C.C., is the Director of Cardiovascular Clinical Trials at DCRI, and he oversaw the MEND-1 clinical study. Dr. Harrington also is an Associate Professor of Medicine at Duke University Medical Center.

MEND-1 was conducted at four cardiac centers in Canada and the United States under the direction of Principal Investigator, Dr. James E. Tcheng. MD, F.A.C.C., Associate Professor of Medicine, Duke University Medical Center. Dr. Tcheng is an internationally regarded leader in interventional cardiology and clinical trials.

“The need to find agents that can reduce or eliminate myocardial injury during PCI, coronary artery bypass surgery or as a consequence of acute myocardial infarction is immense,” stated Dr. Tcheng. “These results strongly support Medicure moving forward to evaluate MC-1 in pivotal, large scale clinical trials.”

Regarding the results, Dr. Paul Armstrong, MD, Chair of Medicure’s Scientific Advisory Board and Professor of Cardiology, Department of Medicine, University of Alberta said: “This clinical trial has provided an important positive signal for Medicure’s lead compound and demonstrated its ability to identify and develop important drugs in the cardiovascular field. It is a clear indication that Medicure has a promising drug candidate that has potential application in a variety of unmet areas amongst common coronary heart problems. I look forward to helping move this and other initiatives forward.”

The full results from the Phase II clinical study will be presented by Dr. Tcheng in connection with the Annual Meeting of the American College of Cardiology in Chicago, March 30-April 2, 2003.

The success achieved through this clinical trial represents a major high point for Medicure, noted Dr. Friesen: “We are optimistic that these results will be positively viewed by prospective partners.”

Dr. Friesen also stated that the success of the Phase II trial is a “reflection of the expertise, commitment and dedication of Dr. Harrington and his team of scientists at the DCRI, and the Medicure staff.”

Medicure’s research and development investment into MC-1’s cardioprotective effect was initiated by Company co-founder, Dr. Naranjan Dhalla, PhD., Director, Institute of Cardiovascular Sciences, a world-renowned cardiovascular researcher.

Notification of Conference Call
Date: TUESDAY, JANUARY 14, 2003
Time: 3:00 P.M., EASTERN STANDARD TIME
Telephone Access: 1-877-461-2816 OR, 416-695-5261

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Don Bain
Director, Investor Relations
Medicure Inc.
Tel. 888-435-2220
Fax 204-488-9823
dbain@medicureinc.com
www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure Announces Second Quarter/Six-Month
Financial Results

WINNIPEG, Manitoba – (January 29, 2003) – Medicure Inc. (TSE:MPH), a cardiovascular drug discovery and development company, today reported financial results for the second quarter and six months ended November 30, 2002. Unless otherwise stated, the dollar values quoted herein represent Canadian dollars.

Research and development expenditures during the second quarter ended November 30, 2002 were $929,000 as compared to $492,000 for the same quarter in 2001. The year- to- date research and development expenditures were $1.9 million as compared to $1.3 million for the six-month period ended November 30, 2001. This increase is primarily due to the costs incurred as a result of the MEND-1 Phase II trial, which completed enrollment during the second quarter, and the expansion of the Company’s research team during the year.

With the successful completion and reporting of results of the MEND-1 trial in January 2003, all remaining costs associated with the MEND-1 trial should be incurred in the third quarter of fiscal 2003. The Company anticipates clinical expenditures to be sustained at present levels throughout the remainder of fiscal 2003 with the initiation of future clinical trials with MC-1. The most significant component of these expenditures will consist of a Phase II proof of principle clinical trial in patients undergoing coronary artery bypass graft (CABG) procedures, expected to commence later this year.

“Clearly, the most significant event during the second quarter of Fiscal 2003 was the completion of the patient enrollment in our multi-centre, Phase II clinical trial to evaluate the cardioprotective effect of our lead product MC-1, against potential damage caused by ischemia and ischemic reperfusion frequently experienced by high risk heart disease patients undergoing angioplasty,” stated Albert D. Friesen, PhD, Medicure’s Chairman, President and CEO.

The Company recently announced positive results from this study, which, “exceeded our expectations,” said Dr. Friesen. “Both the primary and secondary endpoints of the Phase II MEND-1 study were met. The primary endpoint of the trial was infarct size (area of the heart that is damaged) during the procedure as determined by the release of the amount of the marker cardiac enzyme, CK-MB, over 24 hours following percutaneous coronary intervention (PCI).

“Improvement was also shown in certain secondary endpoints, including myocardial ischemia measured by continuous ST-segment electrocardiographic monitoring, peak periprocedural CK-MB through 24 hours and clinical tolerability and safety,” he added.

Dr. Friesen went on to state that, “the results from this clinical trial showed that MC-1 reduces ischemic heart damage following angioplasty and demonstrated MC-1’s potential to be an effective drug for the treatment of ischemia and ischemic reperfusion injury. The results provide a solid base for further clinical trials with MC-1 in this and other cardiovascular conditions.”

General and administrative expenditures for the current quarter were $292,000 compared to $221,000 for the same quarter in 2001. The increase is attributable to the internal growth that is required to support the Company’s increasing business development and investor relations activities. The Company expects higher levels of general and administrative activities for the remainder of fiscal year ending May 31, 2003 to support its increased business activities.

As a result of the above noted items, the financial results for the second quarter ended November 30, 2002 include a consolidated net loss from operations of $1,173,000 or $0.03 per share compared to a net loss of $654,000 or $0.03 per share for the three month period ended November 30, 2001. The net loss for the six months ended November 30, 2002 was $2,379,000 or $0.06 per share compared to $1,718,000 or $0.08 per share for the six months ended November 30, 2001. The rise in operating loss was primarily due to the increased pre-clinical and clinical expenditures in the Company’s research and development programs as well as increased business activities.

The Company continues to maintain a solid cash position with cash and cash equivalents totaling $5,672,000 as of November 30, 2002 as compared to $8,341,000 million as of May 31, 2002. Patent costs totaled $645,000 as at November 30, 2002 as compared to $509,000 as at May 31, 2002. The increase is attributable to the expansion of the Drug Discovery group and the resulting growth of the Company’s intellectual property position.

An expanded version of the Management Discussion and Analysis and the financial statements for the quarter are accessible on Medicure’s website at www.medicureinc.com.

Medicure will host a conference call to discuss the financial results and review the corporate highlights from the quarter and update participants on recent events.

Notification of Conference Call

Date: THURSDAY, JANUARY 30, 2003
Time: 1:00 P.M., EASTERN STANDARD TIME
Telephone Access: 1-877-888-4605 OR, 416-695-5261

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations
Medicure Inc.	Medicure Inc.
888-435-2220	888-435-2220
204-488-9823 fax	204-488-9823 fax
info@medicureinc.com	dbain@medicureinc.com
www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES CONVERSION
OF CLASS A COMMON SHARES

WINNIPEG, Manitoba – (February 26, 2003) – Medicure Inc., a cardiovascular biotechnology company, is pleased to announce that as of March 1, 2003, all of the issued and outstanding Class A Common Shares (TSX: MPH.A) - totaling 1,280,000 shares - shall be converted into Common Shares of the Company on the basis of one Common Share for each Class A Common Share in accordance with the Company’s Articles of Continuance.

The Common Shares and the Class A Common Shares are identical in all respects with the only distinction being that the Class A Common Shares are eligible for the Manitoba Equity Tax Credit which expires on February 28, 2003. As of March 1, 2003 there will be no legal distinction between the Company’s Common Shares and the Class A Common Shares. On Monday, March 3, 2003, the Common Shares, under the ticker symbol MPH, will represent the only issued and outstanding shares of the Company that are publicly traded on the Toronto Stock Exchange. Class A Common shareholders require no further action as the Class A Common Share certificates will represent Common Share certificates until replaced against future transfer in ownership by the transfer agent.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For additional information contact:

Don Bain	Derek Reimer
Director of Investor & Public Relations	Chief Financial Officer
Medicure Inc.	Medicure Inc.
Tel. 204-487-7412	Tel. 204-487-7412
Fax 204-488-9823	Fax 204-488-9823
E: info@medicureinc.com	E: dgreimer@medicureinc.com
Web: www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure To Present At Wall Street Transcript’s
“Investing In Healthcare” Conference

WINNIPEG, MANITOBA (March 20, 2003) – Medicure Inc. (TSX: MPH), a cardiovascular biotechnology company, announced today it will be presenting at the “Investing In Healthcare” Conference hosted by The Wall Street Transcript in New York City on March 25, 2003. Dr. Albert D. Friesen, Medicure’s Chairman, President and Chief Executive Officer will provide attendees with a full corporate overview and update on recent events and activities.

“Investing In Healthcare” is a one-day conference for securities analysts from USA and New York based brokerage firms and investment banks, portfolio managers from pension funds, mutual funds and trusts, venture capitalists, institutional private equity investors, angel investors and the financial and trade press. The event will provide members of the US-based investment community and media an opportunity to meet CEOs and senior executives and discuss their companies and the progress they are making.

“We are delighted to be presenting the Medicure story at The Wall Street Transcript’s conference, especially to such a strong and diverse audience,” Dr. Friesen stated. “This is an excellent opportunity for us to enhance our visibility in the US financial marketplace and make more people aware of Medicure and our strong drug development program.”

The Medicure presentation at the Wall Street Transcript Conference is a prelude to the Company’s involvement in the American College of Cardiologists Conference and Scientific Session, March 30 to April 2 in Chicago. Here, Medicure, in conjunction with The Duke Clinical Research Institute will release the full data and complete results from its successful MEND-1 Phase II clinical trial. In January, the Company announced positive preliminary results with treatment from its lead compound MC-1 in the recently completed clinical study managed by the Duke Clinical Research Institute.

“As we stated in January, the results from this clinical trial met and exceeded our expectations,” added Dr. Friesen. “They showed that MC-1 reduces ischemic heart damage following angioplasty and demonstrated MC-1’s potential to be an effective drug for the treatment of ischemia and ischemic reperfusion injury. We are very much looking forward to presenting the full results and data from our Phase II study at the ACC Conference.”

The Phase II trial was an investigation of the cardioprotective effects of MC-1 in mitigating damage caused by ischemia and ischemic reperfusion in heart disease patients undergoing angioplasty.

Brokers, analysts and portfolio managers who wish to attend the conference or learn more about the event should contact The Wall Street Transcript at 212-852-7400, or visit the conference website at www.twst.com/conferences/gateway/healthcare.html.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Don Bain
Director of Investor & Public Relations
Medicure Inc.
Tel. 888-435-2220/Fax 204-488-9823
dbain@medicureinc.com
www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure, Duke Spotlight MEND-1 Results at the
American College of Cardiology Meetings

•   Conference Call to Discuss Trial Set For April 1, 2003

WINNIPEG, Manitoba – (March 28, 2003) – Medicure Inc. (TSX: MPH), a cardiovascular drug discovery and development company, is pleased to announce that it will co-host a Satellite Symposium at the 52nd Annual Scientific Sessions of the American College of Cardiology in Chicago, Illinois, to announce the positive results of the recently completed phase II MEND-1 clinical study of its lead drug, MC-1. The event will be co-hosted by Duke Clinical Research Institute and will feature a presentation by Dr. James E. Tcheng, MD, F.A.C.C., Associate Professor of Medicine, Duke University Medical Center and the Principal Investigator of the trial.

In addition, Medicure also will host a Conference Call on Tuesday, April 1, 2003, to discuss the MEND-1 Phase II clinical study. Participating on the Conference Call from Medicure’s senior management group will be Dr. Albert D. Friesen, PhD., Chairman and Chief Executive Officer, and Dr. Karl-Gunnar Hidinger, PhD., Vice-President, Clinical Development. Also taking part will be Dr. Tcheng, and Dr. David Kandzari, MD, Director, Interventional Cardiology Research, Duke University Medical Centre and a sub-investigator on the MEND-1 clinical trial.

A News Release regarding the MEND-1 clinical trial will be issued in the morning of March 31, 2003, with the Conference Call taking place at 11 a.m. Eastern Standard Time the following day.

SUMMARY OF CONFERENCE CALL

Date of Conference Call:	Tuesday, April 1, 2003

Time of Call:	11 a.m. Eastern Standard Time

Dial-in Numbers for	1-877-667-7774 (Toll Free)
Participants:	416-695-6120 (Toronto area participants)

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Don Bain
Director of Investor & Public Relations
Medicure Inc.
Tel. 888-435-2220
Fax 204-488-9823
info@medicureinc.com
www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure, Duke Spotlight MEND-1 Results at Satellite Session
of the American College of Cardiology Meetings

WINNIPEG, MANITOBA (March 31, 2003) – Last night, at a satellite symposium of the 52nd Annual Scientific Sessions of the American College of Cardiology in Chicago, Illinois, Medicure Inc. (TSX: MPH), a cardiovascular biotechnology company and Duke Clinical Research Institute, announced the results of the recently completed phase II MEND-1 clinical study of Medicure’s lead drug, MC-1.

The results were presented by Dr. James E. Tcheng, MD, F.A.C.C., Associate Professor of Medicine, Duke University Medical Center and the Principal Investigator of the trial. He was joined by Dr. Robert A. Harrington, MD, Professor of Medicine, Duke University Medical Centre, Dr. Paul W. Armstrong, MD, Professor of Cardiology, Department of Medicine, University of Alberta and Chair of the Medicure Scientific Advisory Board, and Dr. Albert D. Friesen, PhD., Chairman, President and CEO of Medicure.

The MEND-1 trial (MC-1 to Eliminate Necrotic Damage) was a proof of principle study to establish the efficacy and safety of Medicure’s lead compound, MC-1 as a cardioprotective treatment to reduce damage to the heart associated with acute ischemic and reperfusion injury. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA. Patients were randomized to receive either MC-1 (n=40) or placebo (n=20).

The primary endpoint, peri-procedural infarct size (as determined by area under the curve (AUC) of CK-MB within 24 hours following initiation of elective PCI) was significantly reduced by approximately 33% in the MC-1 treatment group. Compared with the placebo group, the peak absolute CK-MB in the MC-1 patients was also reduced by 30% relative to the placebo group.

With respect to secondary endpoints, there were no significant statistical differences between the MC-1 treatment group and the placebo group in the composite clinical endpoint of death, nonfatal MI, new or worsening heart failure, or recurrent ischemia at 30 days, or in any of the individual components of the composite endpoint. These efficacy results were achieved without any significant adverse effect on hemorrhaging, stroke, death or hepatic dysfunction, thus confirming the safety and tolerability of the drug candidate. Treatment for the study was in the presence of standard medical care.

“As we stated in January, the overall results from this clinical study far exceeded our expectations in providing statistically significant evidence of MC-1’s ability to reduce heart damage following angioplasty,” said Dr. Friesen. “Based on these results, Medicure is proceeding with the further development of MC-1 through additional trials to be initiated later this year. We anticipate the product to display significant advantages over existing therapies with respect to improved efficacy.”

Commenting on the results, Dr. Tcheng said: “Millions of heart-related procedures are being performed every year, including PCI and bypass surgery, where myocardium is at risk. There is an urgent medical need to find new therapeutics that limit or prevent reperfusion damage and the ischemia-mediated necrosis associated with these procedures. These results support the further evaluation of MC-1 in pivotal trials of patients at risk for developing myocardial ischemia, infarction or reperfusion injury.”

Dr. Armstrong, said: “The effect seen in the small patient population in a condition where the size of the signal being measured (i.e. elevation of CK-MB) was relatively small, provides enthusiasm to proceed with MC-1 in clinical studies for Coronary Artery Bypass Graft (CABG) and Acute Myocardial Infarction (heart attack) where the amount of damage, and therefore the opportunity to show improvement, is substantially greater.

“Similarly, the demonstration of clinical safety in a high-risk cardiovascular population receiving various other treatments is reassuring and also supports further clinical evaluation. The safety of this naturally occurring compound is a welcome feature that will enhance clinical acceptance of this novel approach,” he added.

The study was conducted under approvals of both the FDA in the United States and the TPD (Therapeutic Products Directorate) in Canada. Central management was provided by Duke Clinical Research Institute, Durham, NC (DCRI), an international leader in cardiovascular clinical evaluation. Patients were enrolled at four sites in Canada and USA including: St. Michaels Hospital, Toronto; Sunnybrook Hospital, Toronto; Ottawa Heart Institute, Ottawa; and, Duke University Medical Center, Durham, NC.

Cardiovascular disorders are the leading causes of death in the Western world. More than 60 million Americans alone are affected by some form of cardiovascular disease or stroke.

Notification of Conference Call to Discuss The Results from MEND-1:
Date:	Tuesday, April 1, 2003
Time:	11 a.m. Eastern Time
Dial-in Numbers:	1-877-667-7774; 416-695-6120

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations
Medicure Inc.	Medicure Inc.
888-435-2220	888-435-2220
204-488-9823 fax	204-488-9823 fax
info@medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure’s Drug Discovery Program Strengthened With
Issuance Of New US Patent Allowances

WINNIPEG, Manitoba – (April 3, 2003) – Medicure Inc. (TSE:MPH), a cardiovascular drug discovery and development company, is pleased to announce that it has received Notices of Allowance from the United States Patent Office for U.S Patents covering several of Medicure’s novel compounds for use in treatment of various cardiovascular diseases. These new allowances bring Medicure’s total intellectual property holdings to seven patents.

The first allowance relates to a series of small molecule therapeutic candidates from Medicure’s antithrombotics discovery program, which form a part of Medicure’s product pipeline. The allowance covers various therapeutic applications including the prevention of blood platelets from aggregating and subsequently blocking blood flow, which can lead to heart attacks. Antithrombotics are a major part of drug discovery activity due to the large market size and the recognized need for new products within this market. Medicure’s antithrombotic program utilizes a unique scaffold to design a new class of improved therapeutics.

The second Notice of Allowance is for the treatment of cerebrovascular disease using various compounds discovered by the Company. Conditions claimed include cerebral ischemia, cerebral hemorrhage, ischemic stroke or hemorrhagic stroke. These unique chemical entities have demonstrated potential for reducing damage associated with ischemic stroke in pre-clinical studies. Stroke is a major cause of death and disability throughout the world with more than 750,000 new cases per year in the USA. To date, the only FDA approved stroke therapeutic is Tissue Palsminogen Activator (tPA), a treatment that aids in dissolving the arterial obstruction. However, tPA is typically available to less than 10% of stroke patients due to the increased risk of hemorrhage and the narrow therapeutic time frame during which the drug can be administered.

“The receipt of these Notices further emphasize the significance and strong intellectual property position of our entire drug discovery program,” stated Albert D. Friesen, PhD, Medicure Chairman, President and CEO. “We are very pleased with the additional scope of protection that these Notices of Allowance will provide us in the overall application of all our drug compounds.”

One approach of Medicure's structure-based drug design and development team is to explore cardiovascular and cerebrovascular therapeutics based on the unique scaffold of the Company's lead drug MC-1. As a biologically active natural product, MC-1 can be regarded as a chemical entity that has been evolutionarily selected and validated for binding to particular protein domains.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations
Medicure Inc.	Medicure Inc.
888-435-2220	888-435-2220
204-488-9823 fax	204-488-9823 fax
info@medicureinc.com	info@medicureinc.com
www.medicureinc.com	www.medicurureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure to Present at BioFinance 2003

WINNIPEG, Manitoba – (May 1, 2003) – Medicure Inc. (TSE:MPH), a cardiovascular drug discovery and development company, is pleased to announce that it will be presenting at BioFinance 2003 in Toronto. The Medicure presentation will take place Wednesday, May 14, 2003 at 10:30 a.m. EDT in the Trinity II meeting room of the Marriott Hotel, Eaton Centre in downtown Toronto.

BioFinance 2003 is the Canadian forum for some of the most innovative companies, scientists and management teams in the life sciences industry. More than 100 Canadian, U.S and European life sciences and biotechnology companies will be presenting at the two-day event.

“We are delighted to be presenting at BioFinance 2003, one of Canada’s foremost biotech and life sciences conferences,” said Albert D. Friesen, Ph.D, Medicure Chairman, President and CEO. “We believe we have a very exciting and positive story to tell and we look forward to the opportunity of meeting with the financial community, other life sciences and biotech companies, industry officials, and reporters and editors.”

BioFinance was founded in 1997 as the scientific symposium of the Canadian Medical Discoveries Fund. It has grown in size and prestige over the years to a point where in 2002 it attracted 550 participants and 100 presenting companies. It offers participants the opportunity to hear leading-edge industry executives outline their development plans for new technologies and medicines in a variety of fields.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, contact:

Don Bain
Director of Investor & Public Relations

Derek Reimer
Chief Financial Officer

Medicure Inc.
Tel. 888-435-2220
Fax 204-488-9823
info@medicureinc.com
www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure Accepted to Present at Prestigious BIO 2003
Convention in Washington, D.C.

WINNIPEG, Manitoba – (June 2, 2003) – Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, is pleased to announce that it has been accepted to participate in the Business Forum of BIO 2003, the world’s largest gathering of biotechnology companies and their leaders. The Business Forum at BIO 2003 will be a medium where investors and pharmaceutical executives will have the opportunity to hear from biotechnology companies located around the world. The Annual Convention, takes place June 22 – 25, 2003, in Washington, D.C.

“We look forward to having this opportunity to present the Medicure story to an audience on a world stage such as BIO 2003,” said Albert D. Friesen, Ph.D., Medicure Chairman, President and CEO. “We believe we have a very exciting and positive story to tell and our participation in this conference reflects a growing recognition of Medicure, its strong pipeline of products, our proprietary technology and our superlative scientific team.”

Medicure will make its presentation at 3 p.m. on Tuesday, June 24, 2003.

A key component of the Business Forum, in the addition to the corporate presentation, is the opportunity for presenting companies to schedule one-on-one meetings with representatives of pharmaceutical, biotechnology and other healthcare-focused companies, along with members of the financial community and the media.

Celebrating its 10th anniversary this year, BIO has grown tenfold since its inception and by more than 45% in the last two years alone. More than 17,000 delegates, including biotech executives, politicians, scientists, industry officials and potential investors are expected at the four-day conference. In addition, some 500-plus journalists from all parts of the world are expected to be at the Conference, as well. BIO 2003 is planning 26 tracks of programming, including sessions on bioethics, business development, science, regulatory affairs, and others.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward -looking statements, whether as a result of new information, future events, or otherwise.

For more information, contact:

Don Bain
Director of Investor & Public Relations

Derek Reimer
Chief Financial Officer

Medicure Inc.
Tel. 888-435-2220
Fax 204-488-9823
info@medicureinc.com
www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

NEWS RELEASE

Medicure Announces Second Clinical Candidate And
Phase II/III Program

WINNIPEG, Manitoba - (June 4, 2003). Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, announced today that it is moving forward with a submission for the commencement of the Phase II/III clinical development program for its second product, MC-4232, for use in the treatment of hypertension.

In a pre-IND meeting to consider Medicure’s proposed development of MC-4232, the United States Food and Drug Administration (FDA) agreed in principle with Medicure’s plan with regard to the proposed Phase II/III clinical program. Based on the plan presented to the FDA, Medicure expects to commence the initial study in the third quarter of calendar 2003.

This second clinical candidate follows the successful results from a recently completed Phase II clinical trial, which showed that the Company’s lead product, MC-1, reduces ischemic heart damage following angioplasty. The results demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty. Ischemia and ischemic reperfusion injury remain a major inadequately treated area of cardiovascular medicine.

Albert D. Friesen, Ph.D, Medicure President and CEO said this clearly was another milestone achieved by the Company this year: “We are excited about the unique characteristics of MC-4232, along with the large commercial market for this drug and the impact it could have on one of the larger cardiovascular markets.

“This represents a major advancement for Medicure and further demonstrates the depth of our product pipeline and development capabilities;” he added. “Based on the discussions we have had with the FDA, we believe it is possible to develop MC-4232 within a relatively short timeframe.”

Hypertension is a common disorder in which blood pressure remains abnormally high. Approximately 50 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds.

Further details concerning the development plan of MC-4232 will be made available upon receipt of regulatory approval to commence clinical trials.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke markets are the largest pharmaceutical markets with annual global sales of over US $70 billion. In the United States alone, more than 7 million patients suffer some form of Acute Myocardial Infarction (heart attack) annually, 6.2 million suffer from angina and 3.0 million undergo bypass surgery or angioplasty procedure.

MC-1, has shown strong potential for treating various forms of cardiovascular diseases and stroke The traditional classes of cardiovascular drugs, such as beta-blockers, ACE inhibitors, and calcium channel blockers have not filled the gap in effectiveness required to stem the increase in cardiovascular disease. MC-1 has demonstrated the ability to become a key therapeutic agent in the fight against cardiovascular diseases and stroke as a new class of drug. Additionally, the naturally occurring lead drug is used as a scaffold to developing a new class of therapeutics, which focus on cardioprotection against ischemic reperfusion injury and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer
Chief Financial Officer

Don Bain
Director of Investor & Public Relations

Medicure Inc.
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

NEWS RELEASE

Medicure Appoints Dr. Robert Burford as
Vice President, Product Development

Will head up clinical development of new drug compound MC-4232

WINNIPEG, Manitoba – (June 9, 2003). Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, is pleased to announce today that Dr. Robert G. Burford, Ph.D., F.A.C.A. has been appointed to the position of Vice President, Product Development. Dr. Burford will focus his efforts on advancing the development of the Company’s new product, MC-4232.

Medicure announced last week that it has initiated the development of MC-4232 for the treatment of hypertension. The Company is currently in the process of finalizing regulatory submissions for a Phase II/III clinical trial and expects to commence the trial in the third quarter of calendar 2003.

“We are privileged to have someone of Dr. Burford’s experience and background join the Medicure team,” said Albert D. Friesen, Ph.D, Medicure President and CEO. “Our decision to hire Dr. Burford at this time underscores our commitment to the rapid and efficient development of MC-4232 in parallel with our staff’s commitment to MC-1. Over the years, he has displayed considerable skill in bringing drug candidates to market in a timely and efficient manner.

“In addition, his expertise in cardiovascular clinical development will undoubtedly prove a tremendous asset as we proceed with advanced clinical development,” Dr. Friesen added.

Dr. Burford brings 38 years of pharmaceutical research and development experience to the Company, particularly in the area of clinical programs for new cardiovascular drugs. For 17 years he was first Director, Clinical Research Searle Canada and then Director, Scientific Affairs Searle U.S., Pharmaceuticals Division. Following that he was Director, Scientific Affairs for Biovail Corporation International, and more recently, Vice President Product Development for Axonyx Corporation.

Throughout his career he led the planning and managing product development programs and clinical studies of new chemical entities in the preparation of regulatory submissions in both domestic and foreign markets. A pharmacologist/toxicologist by training, Dr. Burford’s clinical expertise is in the field of cardiovascular medication and in particular anti-hypertensive drugs.

“Medicure is an exciting company; one that is on the threshold of bringing leading edge drugs to an underserved segment of the cardiovascular market,” stated Dr. Burford. “I am both pleased and privileged to join the Medicure team at this very significant time in its history and look forward to assisting the Company drive to market not only MC 4232, but other products as well.”

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke markets are the largest pharmaceutical markets with annual global sales of over US $70 billion. In the United States alone, more than 7 million patients suffer some form of Acute Myocardial Infarction (heart attack) annually, 6.2 million suffer from angina and 3.0 million undergo bypass surgery or angioplasty procedure.

MC-1, has shown strong potential for treating various forms of cardiovascular diseases and stroke MC-1 has demonstrated the ability to become a key therapeutic agent in the fight against cardiovascular diseases and stroke as a new class of drug. Additionally, the naturally occurring lead drug is used as a scaffold to developing a new class of therapeutics, which focuses on cardioprotection against ischemic reperfusion injury and stroke.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220 Fax 204-488-9823 E-mail: info@medicureinc.com Web: www.medicureinc.com

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

NEWS RELEASE

Medicure Announces Private Placement for Approximately $7.0 Million

WINNIPEG, Manitoba – (June 13, 2003). In response to institutional interest, Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, is pleased to announce that it has entered into an Agency agreement with a syndicate led by Research Capital Corporation, and including First Associates Investments Inc. and Paradigm Capital Inc. (the “Agents”), for the issuance and sale of 8,200,000 common shares at a price of $0.85 per share representing gross proceeds of approximately $7,000,000. The Agents have also been granted an over-allotment option, exercisable at any time until 30 days following the Closing, to increase the size of the Offering up to a total of approximately 9,000,000 shares, on the same terms and conditions as the initial Offering. Total gross proceeds including the exercise of the over-allotment option would be $7,650,000. It is expected that the deal will close on or about June 26, 2003, subject to regulatory approval.

“In January of this year, Medicure announced positive results from our Phase II study to establish the efficacy and safety of Medicure’s lead compound, MC-1, as a cardioprotective treatment to reduce heart damage associated with acute ischemic and reperfusion injury,” said Albert D. Friesen, Ph.D, Medicure’s President and Chief Executive Officer.

“This financing will enable us to build on our recent successes, accelerating the timetable for advancing this and other clinical development programs towards the market,” he stated.

“We are very pleased to have some of the most knowledgeable and sophisticated biotech investors participating in this private placement financing. We feel that this commitment from these institutional investors represents a strong endorsement of both our lead product, MC-1, and our latest drug candidate, MC-4232 and our upcoming clinical activities,” added Dr. Friesen.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke markets are the largest pharmaceutical markets with annual global sales of over US $70 billion. In the United States alone, more than 7 million patients suffer some form of Acute Myocardial

Infarction (heart attack) annually, 6.2 million suffer from angina and 3.0 million undergo bypass surgery or angioplasty procedure.

MC-1 has shown strong potential for treating various forms of cardiovascular diseases and stroke MC-1 has demonstrated the ability to become a key therapeutic agent in the fight against cardiovascular diseases and stroke as a new class of drug. Additionally, the naturally occurring lead drug is used as a scaffold to developing a new class of therapeutics, which focuses on cardioprotection against ischemic reperfusion injury and stroke.

MC-4232 is being developed for use in the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 50 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220 Fax 204-488-9823 E-mail: info@medicureinc.com Web: www.medicureinc.com

This Release is not for distribution through any United States newswire service.

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

NEWS RELEASE

Medicure Closes $7.6 Million Private Placement

WINNIPEG, Manitoba, June 26, 2003 - Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, is pleased to announce that it has closed its previously reported equity financing.

Under the terms of the Agency agreement, a syndicate led b y Research Capital Corporation, and including First Associates Investments Inc. and Paradigm Capital Inc. (the “Agents”), sold by way of private placement, 8,200,000 common shares at a price of $0.85 per share, representing gross proceeds of approximately $7,000,000. In addition, the Agents exercised the over-allotment option to increase the size of the Offering up to a total of 8,997,632 common shares, on the same terms and conditions as the initial Offering, for total gross proceeds to the Company of $7,650,000.

The net proceeds of this offering, together with existing cash resources, will allow Medicure to accelerate clinical development of both its lead compound, MC-1, along with its recently announced new drug candidate, MC-4232. The proceeds also will be used to support and enhance the Company’s ongoing drug research and discovery programs.

“The over subscription of this Offering is a clear indication that we have earned the confidence and support from several significant institutional investors and represents a strong endorsement of both our primary products,” stated Albert D. Friesen, Ph.D, Medicure’s President and Chief Executive Officer.

After giving effect to this transaction, Medicure has 47.5 million common shares issued and outstanding. The Company’s projected cash resources as at June 30, 2003, including proceeds from this offering, are estimated to be CDN$10.8 million.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke markets are the largest pharmaceutical markets with annual global sales of over US $70 billion. In the United States alone, more than 7 million patients suffer some form of Acute Myocardial Infarction (heart attack) annually, 6.2 million suffer from angina and 3.0 million undergo bypass surgery or angioplasty procedure.

MC-1 has shown strong potential for treating various forms of cardiovascular diseases and stroke MC-1 has demonstrated the ability to become a key therapeutic agent in the fight against cardiovascular diseases and stroke as a new class of drug. Additionally, the naturally occurring lead drug is used as a scaffold to developing a new class of therapeutics, which focuses on cardioprotection against ischemic reperfusion injury and stroke.

MC-4232 is being developed for use in the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 50 million adult Americans have high blood pressure. Of those, 73% are not adequately controlled and therefore have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure, and atherosclerosis. Control of hypertension for certain subsets of this population has remained inadequate despite the availability of several key classes of compounds.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220 Fax 204-488-9823 E-mail: info@medicureinc.com Web: www.medicureinc.com

This Release is not for distribution through any United States newswire service.

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

VIA SEDAR

January 31, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Toronto Stock Exchange

Attn:    Statutory Filings

Dear Sir/Madame:

Re:      Medicure Inc. (the “Company”) Mailing of First Quarter Financial Statements

We confirm that on January 31, 2003 the interim financial statements, issued by the Company for the quarter ended November 30, 2002 were forwarded by mail to all shareholders on the Company’s registered mailing list maintained in accordance with National Instrument 54-101.

Yours truly,

Medicure Inc.

“Derek Reimer”

Derek Reimer
Chief Financial Officer

4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

VIA SEDAR

April 28, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Toronto Stock Exchange

Attn:    Statutory Filings

Dear Sir/Madame:

Re:     Medicure Inc. (the “Company”) Mailing of First Quarter Financial Statements

We confirm that on April 25, 2003 the interim financial statements, issued by the Company for the quarter ended February 28, 2003 were forwarded by mail to all shareholders on the Company’s registered mailing list maintained in accordance with National Instrument 54-101.

Yours truly,

Medicure Inc.

“Derek Reimer”

Derek Reimer
Chief Financial Officer

Effective Therapeutics for Cardiovascular Needs

Second Quarter
Ended November 30, 2002

CORPORATE OFFICE:
4-1200 Waverly Street
Winnipeg, Manitoba Canada R3T 0P4
Tel: 204 487 7412 Toll Free: 888 435 2220 Fax: 204 488 9823
www.medicureinc.com

TRADING SYMBOLS	For more information, please contact:
TSE: MPH, MPH.WT	Derek Reimer, CFO
Email: dgreimer@medicureinc.com

This report may contain forward-looking statements that involves risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Message to Shareholders, January 2003

The most significant event during the second quarter of Fiscal 2003 was the completion of the patient enrollment in our multi-centre, Phase II clinical trial to evaluate the cardioprotective effect of our lead product MC-1, against potential damage caused by ischemia and ischemic reperfusion frequently experienced by high risk heart disease patients undergoing angioplasty. With the completion of the study, the results were reported subsequent to the end of the quarter.

In January of this year, we announced positive results from this study and I am pleased to advise shareholders that the results exceeded our expectations. Both the primary and secondary endpoints of the Phase II MEND-1 study were met. The primary endpoint of the trial was infarct size (area of the heart that is damaged) during the procedure as determined by the release of the amount of the marker cardiac enzyme, CK-MB, over 24 hours following percutaneous coronary intervention (PCI). Improvement was also shown in certain secondary endpoints, including myocardial ischemia measured by continuous ST-segment electrocardiographic monitoring, peak periprocedural CK-MB through 24 hours and clinical tolerability and safety.

The results from this clinical trial showed that MC-1 reduces ischemic heart damage following angioplasty and demonstrated MC-1’s potential to be an effective drug for the treatment of ischemia and ischemic reperfusion injury. The results provide a solid base for further clinical trials with MC-1 in this and other cardiovascular conditions.

MEND –1 was a randomized, placebo-controlled, blinded study conducted by the Duke Clinical Research Institute in Durham, North Carolina, under the direction of principal investigator, Dr. James Tcheng, MD, F.A.C.C. The study evaluated the extent of damage to heart muscle following elective PCI in 60 patients at increased risk for cardiac damage. Damage to the heart was assessed by quantifying the release of the cardiac enzyme CK-MB, commonly used to diagnose myocardial infarct (heart attack). Treatment with MC-1 reduced the release of CK-MB following PCI.

It is our view that MC-1 represents a significant opportunity to improve the lives of many individuals suffering from cardiovascular disease. These results support our belief that MC-1 could provide hope for many victims of such debilitating and inadequately treated interventions and conditions as angioplasty, coronary artery bypass graft and acute myocardial infarction. This trial also showed that MC-1 was safe in heart patients when taken in conjunction with other drugs.

In addition to this exciting news, Medicure announced in early December a collaborative agreement with Dr. Stephen Hanessian’s Research Group at the University of Montreal. A renowned medicinal chemist and member of the Medicure Scientific Advisory Board, Dr. Hanessian is directing a team in the synthesis of novel Sodium/hydrogen exchanger inhibitors (NHE inhibitors). The primary objective of this collaboration and subsequent project is to obtain research data that will lead Medicure to new cardiovascular therapeutics with high market potential and significant health benefits. The project will run for a minimum of two years with additional participation from the Natural Sciences and Engineering Research Council of Canada (NSERC) in a University-Industry Research Collaborative Research and Development program.

We stated in our first quarter report that investor confidence had continued to impact the markets, and in particular, the healthcare and life sciences sector. While there was some positive signs in the markets during the second quarter, we know that there is still plenty of room for additional improvement.

I feel that Medicure is well positioned to become a major player in the biotech industry. From the very beginning, our goal has been to become a world biotechnology leader in the discovery and development of cardiovascular drugs. It is Medicure's vision to make a worldwide impact on the cardiovascular and stroke markets by reducing related deaths and improving the quality of life for those who suffer from the diseases. The positive results from our Phase II clinical study confirm this view, and all of us at Medicure look forward to the remainder of the current fiscal year with great anticipation.

As always, I would like to thank all of our shareholders and employees for their continued support and belief in our Company. We have never been as enthusiastic and excited about our future as we are at this time.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

Management’s Discussion & Analysis of Financial Condition and Results of Operations
For The Three and Six Month Periods Ended November 30, 2002

Interest and other income for the second quarter ended November 30, 2002 was $56,000 compared to $13,000 for the second quarter ended November 30, 2001. The primary reason for the increase in interest revenue in the second quarter is due to the Company’s higher cash and short-term investment balances.

Research and development expenditures during the second quarter ended November 30, 2002 were $929,000 as compared to $492,000 for the same quarter in 2001. The year to date research and development expenditures were $1.9 million as compared to $1.3 million for the six-month period ended November 30, 2001. This increase is primarily due to the costs incurred as a result of the MEND-1 Phase II trial, which completed enrollment during the second quarter ended November 30, 2002 and the expansion of the Company’s research team during the year. With the successful completion and reporting of results of the Phase II clinical trial called MEND-1 trial in January 2003, all remaining costs associated with the trial should be incurred in the third quarter of fiscal 2003. The Company anticipates clinical expenditures to be sustained at present levels throughout the remainder of fiscal 2003 with the initiation of future clinical trials with its lead compound, MC-1. The most significant component of these expenditures will consist of a Phase II proof of principle clinical trial in patients undergoing coronary artery bypass graft (CABG) procedures, expected to commence later this year.

General and administrative expenditures for the current quarter were $292,000 compared to $221,000 for the same quarter in 2001. The increase is attributable to the internal growth that is required to support the Company’s increasing business development and investor relations activities. The Company expects higher levels of general and administrative activities for the remainder of fiscal year ending May 31, 2003 to support its increased business activities.

As a result of the above noted items the financial results for the second quarter ended November 30, 2002 include a consolidated net loss from operations of $1,173,000 or $0.03 per share compared to a net loss of $654,000 or $0.03 per share for the three month period ended November 30, 2001. The net loss for the six months ended November 30, 2002 was $2,379,000 or $0.06 per share compared to $1,718,000 or $0.08 per share for the six months ended November 30, 2001. The rise in operating loss was primarily due to the increased pre-clinical and clinical expenditures in the Company’s research and development programs as well as increased business activities.

The Company continues to maintain a solid cash position with cash and cash equivalents totaling $5,672,000 as of November 30, 2002 as compared to $8,341,000 as of May 31, 2002. Patent costs totaled $645,000 as at November 30, 2002 as compared to $509,000 as at May 31, 2002. The increase is attributable to the expansion of the Drug Discovery group and the resulting growth of the Company’s intellectual property position.

MEDICURE INC.
Consolidated Balance Sheets

	November 30,	May 31,
	2002	2002

	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$5,672,443	$8,341,018
Accounts receivable	268,353	152,425
Prepaid expenses	33,254	89,875
Research advance	200,000	200,000

	6,174,050	8,783,318

Capital assets	75,549	84,571
Patent costs	645,736	508,902

	$6,895,335	$9,376,791

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable and accrued liabilities	$248,148	$389,663

Shareholders' equity:
Capital stock (Note 5)	17,490,072	17,458,936
Contributed surplus	7,807	-
Deficit	(10,850,692)	(8,471,808)

	6,647,187	8,987,128

	$6,895,335	$9,376,791

Unaudited – Prepared by Management

MEDICURE INC.
 Consolidated Statements of Operations and Deficit

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Interest and other income	$55,973	$12,756	$122,358	$34,057
Government assistance	1,280	50,058	2,347	54,782

	57,253	62,814	124,705	88,839

Expenses:
General and administrative	292,992	221,260	556,253	454,838
Research and development	928,958	491,724	1,931,022	1,343,528
Amortization	7,901	4,249	16,314	8,358

	1,229,851	717,233	2,503,589	1,806,724

Loss for the period	(1,172,598)	(654,419)	(2,378,884)	(1,717,885)

Deficit, beginning of period	(9,678,094)	(5,660,187)	(8,471,808)	(4,596,721)

Deficit, end of period	$(10,850,692)	$(6,314,606)	$(10,850,692)	$(6,314,606)

Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.06)	$(0.08)

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Cash Flows

	Three months ended		Six months ended
	November 30,	November 30,	November 30,	November 30,
	2002	2001	2002	2001

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(1,172,598)	$(654,419)	$(2,378,884)	$(1,717,885)
Adjustment for:
Amortization of capital assets
and patents	7,901	4,249	16,314	8,358
Stock-based compensation	4,430	-	7,807	-
Change in the following:
Accounts receivable	(53,658)	8,190	(115,928)	50,851
Prepaid expenses and other assets	35,712	(12,665)	56,621	(45,751)
Accounts payable and accrued
liabilities	(47,933)	(298,373)	(141,515)	(390,057)

	(1,226,146)	(953,018)	(2,555,585)	(2,094,484)

Investing activities:
Acquisition of capital assets	-	(4,777)	(2,230)	(6,303)
Patent costs	(112,725)	(918)	(141,896)	(111,315)

	(112,725)	(5,695)	(144,126)	(117,618)

Financing activities:
Issuance of common shares, net of share
issue costs	5,936	-	31,136	206,250
Deferred costs	-	(57,961)	-	(57,961)

	5,936	(57,961)	31,136	148,289

Decrease in cash and cash equivalents	(1,332,935)	(1,016,674)	(2,668,575)	(2,063,813)

Cash and cash equivalents, beginning of
period	7,005,378	2,728,333	8,341,018	3,775,472

Cash and cash equivalents, end of
period	$5,672,443	$1,711,659	$5,672,443	$1,711,659

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2002

1.  Basis of presentation:

These interim financial statements follow the same accounting policies and the methods of their application are the same as in the annual audited financial statements dated May 31, 2002. These statements should be read in conjunction with the May 31, 2002 audited financial statements.

The current period’s financial statements include the operations of the Company for the three months ended November 30, 2002 and the six months ended November 30, 2002.

2. Nature of operations:

The Company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1. The Company has completed Phase 1 of its clinical trials and has recently completed a Phase 2 clinical trial. To date, the Company has no products in commercial production or use and does not currently have any revenues other than interest earned on cash held and government assistance.

3. Change in accounting policy:

a) Stock-based Compensation

Effective June 1, 2002, the Company adopted the new Recommendations of Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new Recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after June 1, 2002, except grants outstanding at June 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement. The adoption of this policy had no effect on the financial statements of prior periods presented.

As permitted by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, the Company has elected to continue measuring compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant.

If compensation costs had been determined based on the fair value of the options at the grant date, using the Black-Scholes option-pricing model no additional compensation expense would have been recorded in the statement of operations for the period.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2002

3. Change in accounting policy (continued):

b) Net earnings (loss) per share

During the year ended May 31, 2002, the company adopted, on a retroactive basis, new standards for the calculation of per share amounts. Under the new recommendation, basic earnings per share are computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. Under the new recommendation, the diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period. A result of this change is that certain of the company’s escrowed shares outstanding are considered to be contingently issuable and are excluded from the denominator used in the calculation of earnings (loss) per share. As a result, 1,825,537 (2001 - 1,872,000) escrowed shares have been excluded from the denominator in calculating the loss per share. This change reduced the basic and diluted weighted average number of shares by 1,872,000 as reported in the prior year comparative period.

4. Continuing operations:

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

5. Capital stock:

(a) Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common voting shares and an unlimited number of preferred shares. The class A common voting shares are identical in all respects to the common voting shares, except that they are eligible for the Manitoba Equity Tax Credit until February 29, 2003. The Company has not issued any preferred shares.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2002

5. Capital stock (continued):

(b) Shares issued and outstanding are as follows:

	November 30,	May 31,
	2002	2002

Common shares	$16,110,445	$16,079,309
Class A common shares	1,379,627	1,379,627

	$17,490,072	$17,458,936

Common shares:	Number of
	Shares	Amount

Balance at May 31, 2001	21,717,641	$7,069,057

Principal placement for cash on June 14, 2001 at
$1.00 per share	200,000	200,000
Exercise of warrants for cash	8,333	6,250

Balance at August 31, 2001	21,925,974	7,069,057

Shares returned to treasury	(221,725)	-
Public offering for cash on December 20, 2001 and
January 31, 2002 at $0.65 per share, net of share
issue costs of $1,194,093	15,384,615	8,804,002

Balance at May 31, 2002	37,088,864	16,079,309

Exercise of options for cash	126,000	25,200
Refund of portion of share issue costs	-	5,936

Balance at November 30, 2002	37,214,864	$16,110,445

Class A common shares:

Public offering for cash on February 28, 2000 at
$1.25 per share, net of share issue costs of
$220,373	1,280,000	1,379,627

Total capital stock at November 30, 2002	38,494,864	$17,490,072

As at November 30, 2002, 7,606,404 of the common shares were held in escrow, the release of which is subject to the approval of regulatory authorities.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2002

5. Capital stock (continued):

(c) Options and warrants:

			Granted
			(Exercised)
	Original	Value	(Cancelled)*		November 30,
Expiry date	granted	per share	(Expired)**		2002

Options:

Directors, officers,
employees and advisors:
March 11, 2004	350,000	$0.20	(350,000)		-
January 5, 2005	1,270,000	0.75	(30,000)		1,088,333
			(151,667	)*
February 21, 2005 to
May 30, 2005	289,700	2.15-2.70	-		289,700
July 13, 2005 to
November 3, 2005	178,000	2.15-2.55	(64,000	)*	114,000
February 28, 2006	20,000	1.25	-		20,000
October 5, 2006	30,000	0.90	(30,000	)*	-
September 1, 2006 to
April 1, 2007	325,000	0.80	325,000		325,000
August 22, 2007 to
September 15, 2007	145,000	0.75-0.90	145,000		145,000

					1,982,033

Warrants:

Prospectus offerings
December 20, 2003	16,923,076	0.65 – 0.81	-		16,923,076

Private placements:
August 31, 2002	1,360,000	1.05-1.15	(1,360,000	)**	-
September 14, 2002	120,000	1.00-1.15	(120,000	)**	-

	18,403,076				16,923,076

The Company’s Stock Option Plan is administered by the Board of Directors of the Company who grant stock options to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 3,700,000 of the issued and outstanding common shares of the Company at any time. The stock options are subject to vesting over a period of three years with 1,190,800 of the outstanding stock options vested at November 30, 2002.

(d) Loss per share:

The weighted average number of common shares and class A common shares outstanding for the three months ended November 30, 2002 and November 30, 2001 were 36,669,327 and 21,299,862 respectively. The weighted average number of common shares and class A common shares outstanding for the six months ended November 30, 2002 and November 30, 2001 were 36,645,229 and 21,301,028 respectively. The outstanding options and warrants disclosed in note 5 (c) have been excluded from the calculation of the weighted average number of shares since their effect is anti-dilutive.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Six months ended November 30, 2002

6. Related party transactions:

During the three months ended November 30, 2002, the Company paid companies controlled by a director, a total of $47,474 (six months ended November, 2002 - $94,247) for office rent and consulting fees. These fees are subject to annual agreements, which can be renewed at the option of both parties.

These transactions are in the normal course of operations and are measured at the exchange amount which is the fair market value of the consideration and agreed to by the related parties. These transactions are non-interest bearing, unsecured and payable on normal commercial credit terms.

Unaudited – Prepared by Management

Effective Therapeutics for Cardiovascular Needs

Third Quarter
Ended February 28, 2003

CORPORATE OFFICE:
4-1200 Waverly Street
Winnipeg, Manitoba Canada R3T 0P4
Tel: 204 487 7412 Toll Free: 888 435 2220 Fax: 204 488 9823
www.medicureinc.com

TRADING SYMBOLS	For more information, please contact:
TSE: MPH, MPH.WT	Derek Reimer, CFO
Email: dgreimer@medicureinc.com

This report may contain forward-looking statements that involves risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Message to Shareholders, April 2003

During this past quarter ended February 28, 2003, Medicure achieved a major milestone when we announced positive results from our MEND-1 Phase II clinical study. The results were better than expected, and in fact, exceeded our expectations. The results from the MEND-1 study have provided us with the necessary positive data to proceed with larger, pivotal Phase II trials later this calendar year, including a trial in Coronary Artery Bypass Graft (CABG) procedures.

The MEND-1 trial was a proof of principle study to establish the efficacy and safety of Medicure’s lead compound, MC-1 as a cardioprotective treatment to reduce damage to the heart associated with acute ischemic and reperfusion injury. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA. Patients were randomized to receive either MC-1 (n=40) or placebo (n=20).

The primary endpoint, peri-procedural infarct size (as determined by area under the curve (AUC) of CK-MB within 24 hours following initiation of elective PCI) was significantly reduced by approximately 33% in the MC-1 treatment group. Compared with the placebo group, the peak absolute CK-MB in the MC-1 patients was also reduced by 30% relative to the placebo group.

With regard to safety, the clinical investigators concluded that there were no drug related differences between treatment with MC-1 versus placebo. Drug treatment was not considered to be the causation of any of the severe adverse events (SAEs), or bleeding. There were no deaths in the study. The study also showed that MC-1 was safe in heart disease patients when taken in conjunction with other drugs.

The study was conducted under approvals of both the FDA in the United States and the TPD (Therapeutic Products Directorate) in Canada. Central management was provided by Duke Clinical Research Institute, Durham, NC (DCRI), an international leader in cardiovascular clinical evaluation. Patients were enrolled at four sites in Canada and USA including: St. Michaels Hospital, Toronto; Sunnybrook Hospital, Toronto; Ottawa Heart Institute, Ottawa; and, Duke University Medical Center, Durham, NC.

The effect seen in the small patient population in a condition where the size of the signal being measured (i.e. elevation of CK-MB) was relatively small, has given us considerable optimism to proceed with MC-1 in further clinical studies for Coronary Artery Bypass Graft (CABG) and Acute Myocardial Infarction (heart attack) where the amount of cardiac damage, and therefore the opportunity to show improvement, is substantially greater.

Similarly, the demonstration of clinical safety in a high-risk cardiovascular population receiving various other treatments is both encouraging and reassuring, and offers additional support for further clinical evaluation.

The positive data from the MEND-1 Phase II clinical trial and the enhanced visibility of the Company have created considerable interest from prospective big pharma partners. We have had discussions with several such potential partners and these discussions are continuing.

In mid-February, we traveled to Europe for a weeklong roadshow in London, Geneva and Zurich as part of our ongoing efforts to actively promote the Company and enhance the visibility of Medicure beyond Canadian borders. I am pleased to report to shareholders that we were very well received at every meeting we held. We met with fund managers, brokers and potential shareholders and the interest level in Medicure and what we are doing was very high. We expect to foster some strong relationships with the European financial community as a result of this initiative.

At the end of February, we announced that as of March 1, 2003, all of the issued and outstanding Class A Common Shares (TSX: MPH.A) - totaling 1,280,000 shares - would be converted into Common Shares of the Company on the basis of one Common Share for each Class A Common Share in accordance with the Company’s Articles of Continuance. As of March 1, 2003 there is no legal distinction between the Company’s Common Shares and the Class A Common Shares. As of March 3, 2003, the Common Shares, under the ticker symbol MPH, represent the only issued and outstanding shares of the Company that are publicly traded on the Toronto Stock Exchange.

During the three months ended February 28, 2003, the value of the Medicure stock increased noticeably. While we were pleased at this upward movement, we know that much work is still to be done before we reach the valuation and market cap levels we feel we should be at. We continue to believe that over the long term, our industry will provide an excellent opportunity for solid financial returns relative to the overall market.

The continued development progress made this last quarter provides me with further confidence that Medicure is well positioned to become a major player in the biotech industry. The positive results from our Phase II clinical study support this view, and all of us at Medicure look forward to the remainder of the current fiscal year and into fiscal 2004 with great anticipation.

I would like to thank all of our shareholders and employees for their continued support and belief in our Company.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman, President and Chief Executive Officer

Management’s Discussion & Analysis of Financial Condition and Results of Operations
For The Three and Nine Month Periods Ended February 28, 2003

Overview
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine including the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The Company’s lead product, MC-1, is being developed as a treatment to reduce injury from blockages of blood to the heart and the brain and to prevent damage from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as angioplasty and heart surgery. Based on recently reported positive results from a Phase II clinical trial called MEND-1, Medicure is planning to commence a second clinical trial in coronary artery bypass graft (CABG) procedures later this calendar year. Medicure is also investigating the potential of MC-1 in a number of other indications including ischemic stroke and acute myocardial infarction.

Results of Operations
Interest and other income for the third quarter ended February 28, 2003 was $68,000 compared to $63,000 for the third quarter ended February 28, 2002. The year to date interest and other income is $190,000 compared to $97,000 for the nine-month period ended February 28, 2002. The increase is the result of a higher cash and cash equivalent balance as compared to the same period of the prior year.

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centre costs and monitoring costs. During the third quarter ended February 28, 2003 research and development costs were $584,000 as compared to $585,000 for the same quarter in 2002. The year-to-date research and development expenditures were $2,515,000 as compared to $1,929,000 for the nine-month period ended February 28, 2002. The increase is primarily the result of the successful completion and reporting of positive results of the Phase II MEND-1 trial. The Company anticipates research and development expenditures will increase in fiscal 2004 with the initiation of a Phase II clinical trial in patients undergoing coronary artery bypass graft (CABG) procedures, expected to commence later this calendar year.

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, however are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities. General and administrative expenditures for the current quarter were $394,000 compared to $231,000 for the same quarter in 2002. The year-to-date general and administrative expenditures were $950,000 as compared to $686,000 for the nine-month period ended February 28, 2002. The increase is attributable to the internal growth that is required to support the Company’s increasing business development and investor relations activities. The Company expects higher levels of general and administrative activities for the remainder of fiscal year ending May 31, 2003 to support these increased business development activities.

As a result of the above noted items, the financial results for the third quarter ended February 28, 2003 include a consolidated net loss from operations of $917,000 or $0.02 per share compared to a net loss of $792,000 or $0.03 per share for the three month period ended February 28, 2002. The net loss for the nine months ended February 28, 2003 was $3,296,000 or $0.09 per share compared to $2,510,000 or $0.10 per share for the nine months ended February 28, 2002. As discussed, the rise in operating loss was primarily due to the increased clinical expenditures incurred as a result of the Phase II MEND-1 study.

Liquidity and Capital Resources
At February 28, 2003, the Company had cash and cash equivalents totaling $5,187,000 as compared to $8,341,000 as of May 31, 2002. These funds are committed to short-term investments and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates.

For the nine months ended February 28, 2003, Medicure received proceeds of $37,000 from the exercise of options and warrants compared to $6,000 for the same period in 2002. The total number of Common Shares and Class A Common Shares increased to 38,509,864 from 38,368,864 at May 31, 2002.

Effective March 1, 2003 all of the issued and outstanding Class A Common Shares (TSX: MPH.A) -totaling 1,280,000 shares - were converted into Common Shares of the Company on the basis of one Common Share for each Class A Common Share in accordance with the Company's Articles of Continuance. The Common Shares and the Class A Common Shares were identical in all respects with the only distinction being that the Class A Common Shares were eligible for the Manitoba Equity Tax Credit which expired on February 28, 2003. As of March 1, 2003 there was no legal distinction between the Company's Common Shares and the Class A Common Shares.

Outlook
The Company believes it has sufficient resources to fund operations into the end of the third quarter of fiscal 2004, based on current plans for the fiscal 2003 period. Over the next three years, the Company’s strategic focus will be to move closer to regulatory approval for its lead product, MC-1, and identify and develop several new drug candidates from the Drug Discovery Program. In order to pursue these objectives Medicure is currently pursuing alliances with healthcare companies that will provide research and development funding.

MEDICURE INC.
Consolidated Balance Sheets

	February 28,	May 31,
	2003	2002

	(Unaudited)
Assets

Current Assets:
Cash and cash equivalents	$5,186,559	$8,341,018
Accounts receivable	42,251	152,425
Prepaid expenses	79,747	89,875
Research advance	200,000	200,000

	5,508,557	8,783,318

Capital assets	70,431	84,571
Patent costs	715,153	508,902

	$6,294,141	$9,376,791

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable and accrued liabilities	$497,472	$389,663

Shareholders' equity:
Capital stock (Note 5)	17,502,222	17,458,936
Contributed surplus	62,474	-
Deficit	(11,768,027)	(8,471,808)

	5,796,669	8,987,128

	$6,294,141	$9,376,791

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Operations and Deficit

	Three months ended		Nine months ended
	February 28,	February 28,	February 28,	February 28,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Interest and other income	$68,167	$63,324	$190,525	$97,381
Government assistance	571	-	2,918	54,782

	68,738	63,324	193,443	152,163

Expenses:
General and administrative	393,598	230,967	949,851	685,805
Research and development	584,161	585,166	2,515,183	1,928,694
Amortization	8,314	39,602	24,628	47,960

	986,073	855,735	3,489,662	2,662,459

Loss for the period	(917,335)	(792,411)	(3,296,219)	(2,510,296)

Deficit, beginning of period	(10,850,692)	(6,314,606)	(8,471,808)	(4,596,721)

Deficit, end of period	$(11,768,027)	$(7,107,017)	$(11,768,027)	$(7,107,017)

Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.09)	$(0.10)

Unaudited – Prepared by Management

MEDICURE INC.
Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
	February 28,	February 28,	February 28,	February 28,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(917,335)	$(792,411)	$(3,296,219)	$(2,510,296)
Adjustment for:
Amortization of capital assets
and patents	8,314	39,602	24,628	47,960
Stock-based compensation	54,667	-	62,474	-
Change in the following:
Accounts receivable	226,102	(76,174)	110,174	(25,323)
Prepaid expenses and other assets	(46,493)	(75,784)	10,128	(121,535)
Accounts payable and accrued
liabilities	249,324	99,436	107,809	(290,621)

	(425,421)	(805,331)	(2,981,006)	(2,899,815)

Investing activities:
Acquisition of capital assets	(351)	(13,048)	(2,581)	(19,351)
Patent costs	(72,262)	(74,099)	(214,158)	(185,414)

	(72,613)	(87,147)	(216,739)	(204,765)

Financing activities:
Issuance of common shares, net of share
issue costs	12,150	8,805,907	43,286	9,012,157
Deferred costs	-	57,961	-	-

	12,150	8,863,868	43,286	9,012,157

Decrease in cash and cash equivalents	(485,884)	7,971,390	(3,154,459)	5,907,577

Cash and cash equivalents, beginning of
period	5,672,443	1,711,659	8,341,018	3,775,472

Cash and cash equivalents, end of
period	$5,186,559	$9,683,049	$5,186,559	$9,683,049

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2003

1.  Basis of presentation:

These interim financial statements follow the same accounting policies and the methods of their application are the same as in the annual audited financial statements dated May 31, 2002. These statements should be read in conjunction with the May 31, 2002 audited financial statements.

The current period’s financial statements include the operations of the Company for the three months ended February 28, 2003 and the nine months ended February 28, 2003.

2. Nature of operations:

The Company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1. The Company has completed Phase 1 of its clinical trials and has recently completed a Phase 2 clinical trial. To date, the Company has no products in commercial production or use and does not currently have any revenues other than interest earned on cash held and government assistance.

3. Change in accounting policy:

a) Stock-based Compensation

Effective June 1, 2002, the Company adopted the new Recommendations of Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new Recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after June 1, 2002, except grants outstanding at June 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement. The adoption of this policy had no effect on the financial statements of prior periods presented.

As permitted by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, the Company has elected to continue measuring compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant.

If compensation costs had been determined based on the fair value of the options at the grant date, using the Black-Scholes option-pricing model no additional compensation expense would have been recorded in the statement of operations for the period.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2003

3. Change in accounting policy (continued):

b) Net earnings (loss) per share

During the year ended May 31, 2002, the company adopted, on a retroactive basis, new standards for the calculation of per share amounts. Under the new recommendation, basic earnings per share are computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. Under the new recommendation, the diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period. A result of this change is that certain of the company’s escrowed shares outstanding are considered to be contingently issuable and are excluded from the denominator used in the calculation of earnings (loss) per share. As a result, 912,768 escrowed shares have been excluded from the denominator in calculating the loss per share. This change reduced the basic and diluted weighted average number of shares by 1,825,537 as reported in the prior year comparative period.

4. Continuing operations:

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has experienced operating losses and cash outflows from operations since its incorporation.

The Company’s ability to continue as a going concern is dependent on its ability to obtain sufficient funds to conduct its clinical trials, and to successfully commercialize its products. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect adjustments to the carrying values of the assets and liabilities which may be required should the Company be unable to continue as a going concern.

5. Capital stock:

(a) Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common voting shares and an unlimited number of preferred shares. The class A common voting shares are identical in all respects to the common voting shares, except that they are eligible for the Manitoba Equity Tax Credit until February 28, 2003. The Company has not issued any preferred shares.

As of March 1, 2003, all of the issued and outstanding Class A Common Shares - totaling 1,280,000 shares - were converted into Common Shares of the Company on the basis of one Common Share for each Class A Common Share in accordance with the Company's Articles of Continuance.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2003

5. Capital stock (continued):

(b) Shares issued and outstanding are as follows:

	February 28,	May 31,
	2003	2002

Common shares	$16,122,595	$16,079,309
Class A common shares	1,379,627	1,379,627

	$17,502,222	$17,458,936

Common shares:	Number of
	Shares	Amount

Balance at May 31, 2001	21,717,641	$7,069,057

Principal placement for cash on June 14, 2001 at
$1.00 per share	200,000	200,000
Exercise of warrants for cash	8,333	6,250

Balance at August 31, 2001	21,925,974	7,069,057

Shares returned to treasury	(221,725)	-
Public offering for cash on December 20, 2001 and
January 31, 2002 at $0.65 per share, net of share
issue costs of $1,194,093	15,384,615	8,804,002

Balance at May 31, 2002	37,088,864	16,079,309

Exercise of options for cash	126,000	25,200
Refund of portion of share issue costs	-	5,936
Exercise of warrants for cash	15,000	12,150

Balance at February 28, 2003	37,229,864	$16,122,595

Class A common shares:

Public offering for cash on February 28, 2000 at
$1.25 per share, net of share issue costs of
$220,373	1,280,000	1,379,627

Total capital stock at February 28, 2003	38,509,864	$17,502,222

As at February 28, 2003, 7,606,404 of the common shares were held in escrow, the release of which is subject to the approval of regulatory authorities.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2003

5. Capital stock (continued):

(c) Options and warrants:

			Granted
			(Exercised)
	Original	Value	(Cancelled)*		February 28,
Expiry date	granted	per share	(Expired)**		2003

Options:

Directors, officers,
employees and advisors:
March 11, 2004	350,000	$0.20	(350,000)		-
January 5, 2005	1,270,000	0.75	(30,000)		1,088,333
			(151,667	)*
February 22, 2005 to
November 3, 2005	128,700	1.00	-		128,700
February 21, 2005 to
November 3, 2005	339,000	2.15-2.70	(229,000	)*	110,000
February 28, 2006	20,000	1.25	-		20,000
October 5, 2006	30,000	0.90	(30,000	)*	-
September 1, 2006 to
April 1, 2007	325,000	0.80	(40,000	)*	345,000
			60,000
August 22, 2007 to
September 15, 2007	145,000	0.75-0.90	145,000		145,000
December 12, 2007 to
February 19, 2008	235,000	0.50-0.75	235,000		235,000

					2,072,033

Warrants:

Prospectus offerings
December 20, 2003	16,923,076	0.65 – 0.81	(15,000)		16,908,076

Private placements:
August 31, 2002	1,360,000	1.05-1.15	(1,360,000	)**	-
September 14, 2002	120,000	1.00-1.15	(120,000	)**	-

	18,403,076				16,908,076

The Company’s Stock Option Plan is administered by the Board of Directors of the Company who grant stock options to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 3,700,000 of the issued and outstanding common shares of the Company at any time. The stock options are subject to vesting over a period of three years with 1,557,466 of the outstanding stock options vested at February 28, 2003.

Unaudited – Prepared by Management

Medicure Inc.

Notes to Consolidated Financial Statements
Nine months ended February 28, 2003

5. Capital stock (continued):

(d) Loss per share:

The weighted average number of common shares and class A common shares outstanding for the three months ended February 28, 2003 and February 28, 2002 were 37,588,095 and 27,282,092 respectively. The weighted average number of common shares and class A common shares outstanding for the nine months ended February 28, 2003 and February 28, 2002 were 37,567,919 and 24,987,781 respectively. The outstanding options and warrants disclosed in note 5 (c) have been excluded from the calculation of the weighted average number of shares since their effect is anti-dilutive.

6. Related party transactions:

During the three months ended February 28, 2003, the Company paid companies controlled by a director, a total of $47,726 (nine months ended February 28, 2003 - $141,973) for office rent and consulting fees. These fees are subject to annual agreements, which can be renewed at the option of both parties.

These transactions are in the normal course of operations and are measured at the exchange amount which is the fair market value of the consideration and agreed to by the related parties.

Unaudited – Prepared by Management

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Medicure Inc.**

Participation Fee for the Financial Year Ending: **May 31, 2002**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year (May 31, 2002)		38,368,864	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$0.67	
Market value of class or series	=	$25,707	
			$2,500(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): ______(B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) ______(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = ______

Total fee payable in accordance with Appendix A of the Rule $2,500

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12 **$416.67**

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______

Long term debt (including the current portion) ______

Capital leases (including the current portion) ______

Minority or non-controlling interest ______

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ______

Any other item forming part of shareholders' equity and not set out specifically above ______

Total Capitalization ______

Total Fee payable pursuant to Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year
12 ______

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ______

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ______

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ______

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ______

Capitalization (add market value of all classes and series of securities) ______

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______

Long term debt (including the current portion) ______

Capital leases (including the current portion) ______

Minority or non-controlling interest ______

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ______
Any other item forming part of shareholders' equity and not set out specifically above ______

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ______

Notes and Instructions

  This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

  The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

  All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer’s last financial year, if applicable.

  A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

  The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

  Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

  Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Material Change Report

Item 1	Reporting Issuer Medicure Inc. 4 – 1200 Waverley Street Winnipeg, Manitoba R3T 0P4
Item 2	Date of Material Change June 26, 2003
Item 3	Press Release A press release with respect to the material change described herein was issued on June 26, 2003 via Canada Newswire and filed on SEDAR.
Item 4

Summary of Material Change

Medicure Inc. (“Medicure”) completed a private placement offering of 8,997,632 common shares (“Common Shares”) in the capital of Medicure for aggregate gross proceeds of $7,647,987.20.

Item 5

Full Description of Material Change

Medicure completed a private placement offering of 8,997,632 Common Shares for aggregate gross proceeds of $7,647,987.20. Each Common Share was issued at $0.85.

Research Capital Corporation, First Associates Investments Inc. and Paradigm Capital Inc. acted as agents for the financing. Medicure paid the agents an aggregate cash commission equalling 7% of the gross proceeds of the offering and the agents were granted compensation options (“Compensation Options”) exercisable for up to an aggregate of 629,834 Common Shares. Each Compensation Option is exercisable, for 24 months from the closing of the offering, for one Common Share at an exercise price of $1.00 per Common Share.

The net proceeds of the offering will be used to fund clinical development programs and for general corporate purposes.

Item 6	Reliance on Confidentiality Provisions Not applicable.

Item 7	Omitted Information Not applicable.
Item 8	Senior Officers For further information contact Derek Reimer, Chief Financial Officer at 204-487-7412.

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba, this 3rd day of July, 2003.

MEDICURE INC.

By:	“Dr. Albert Friesen”

Dr. Albert Friesen
Chief Executive Officer

Form 45-102F2
Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

     Medicure Inc. (“Medicure”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 26, 2003 of 8,997,632 common shares (“Common Shares”) in the capital of Medicure issued at $0.85 per share, and 629,834 compensation options (“Compensation Options”) (each Compensation Option is exercisable, until the second anniversary from the date of closing of the offering, for one Common Share at $1.00 per share), Medicure was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution dates.

DATED this 4th day of July, 2003.

MEDICURE INC.

By:	“Dr. Albert Friesen”

Dr. Albert Friesen
Chief Executive Officer

Instructions:
1.
If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.
If the issuer has completed 2, above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.